Filed pursuant to Rule 433
Dated August 1, 2012

Relating to
Pricing Supplement No. 284 dated August 1, 2012 to
Registration Statement No. 333-178081
Global Medium-Term Notes, Series H

NZD Fixed Rate Senior Registered Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	NZD 750,000,000
Maturity Date:	August 8, 2017
Trade Date:	August 1, 2012
Original Issue Date (Settlement):	August 8, 2012 (T+5)
Interest Accrual Date:	August 8, 2012
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	NZD 747,375,000
Interest Rate:	7.60% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February 8 and August 8, commencing February 8, 2013
Day Count Convention:	Actual/Actual (ICMA)
Specified Currency:	New Zealand Dollars (“NZD”)
Minimum Denomination:	NZD 2,000 and integral multiples of NZD 2,000 in excess thereof
Business Days:	New York, London and Wellington
Benchmark:	5 Year Mid-Swap
Re-Offer Yield:	7.60% semi-annual
Re-Offer Spread to Benchmark:	+ 439.8 bps
ISIN:	XS0814712310
Common Code:	081471231
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings:	Baa1 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)

Selling Restrictions:
Each agent has represented and agreed, or will represent and agree, that the notes shall not be offered for sale to the public in New Zealand in breach of the Securities Act 1978 or the Securities Regulations 2009 of New Zealand. In particular, but without limitation, notes may only be offered or transferred either:
(a)           to persons whose principal business is the investment of money or to persons who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or
(b)           to persons who are each required to pay a minimum subscription price of at least NZD 500,000 for the notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the allotment of those notes.
In addition, each agent has represented and agreed, or will represent and agree, that it will not distribute the prospectus, prospectus supplement, pricing supplement or any other offering memorandum or document or any advertisement in relation to any offer of the notes in New Zealand other than:

(a)           to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or
(b)           in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.
Please see additional selling restrictions in “Plan of Distribution (Conflicts of Interest)” in the Prospectus Supplement dated November 21, 2011.

Agents:	Morgan Stanley & Co. International plc (“MSIP”), Australia and New Zealand Banking Group Limited, nabSecurities, LLC and such other agents as shall be named in the above-referenced Pricing Supplement. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”). MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer. Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc. or one or more other U.S. registered broker-dealers as permitted by FINRA regulations.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011